

June 16, 2011

Via E-mail
Mr. Thomas S. Gifford
Chief Financial Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, SC 29566

> **RE: Integrated Environmental Technologies, Ltd.**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 0-26309**

Dear Mr. Gifford:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Forward-Looking Statements, page 1

1. We note the phrase "within the meaning of the Private Securities Litigation Reform Act of 1995." Revise the disclosure in future filings to make clear that the safe harbor provision in the Private Litigation Reform Act of 1995 is inapplicable to a forward looking statement of Integrated Environmental Technologies or IET because IET is a penny stock issuer. See Section 21E(b)(1)(C) of the Exchange Act. Alternatively, please delete the phrase in future filings.

Consultants, page 7; Loans and Promissory Notes, page 31

2. Advise what consideration IET has given to filing these agreements as exhibits to the Form 10-K. See Item 601(b)(10) of Regulation S-K. In future filings, please also clarify whether all of the agreements remain in place even if on a month to month basis, or whether some have terminated. Since it seems that all agreements are for the provision of investor and public relations services, it is not clear whether they are all still in effect, and, if so, how the services you receive under each of the agreements is distinct.

Licensing, Supply, and Distribution Agreements, page 10; Employment Agreements, page 43

3. It appears that IET filed at least some of these agreements in earlier filings. If so, IET should incorporate them by reference and note this in the exhibit index in future filings. See Item 601(a)(2) of Regulation S-K and Instruction 1 to the exhibit table. Alternatively, IET should file the agreements as exhibits in future filings, or tell us why the agreements are not material.

We will need additional capital in the future to finance our planned growth…, page 12

4. Enhance the disclosure in future filings by stating the amount of additional capital needed to finance IET's planned growth.

Potential issuance of additional common stock could dilute existing shareholders, page 13

5. Enhance the disclosure in future filings by stating the number of outstanding convertible securities and the number of outstanding options and warrants as of the most recent date practicable. We note the disclosures in notes 4, 5, and 6 to the financial statements on pages F-10, F-11, and F-12.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Restatement of Certain Prior Period Information, page 26

6. We note your statement in the Item 4.02 Form 8-K filed on March 28, 2011 that you decided to amend and restate your Form 10-Q for the quarter ended September 30, 2010 on March 24, 2011. It appears that you have yet to file the amendment to your Form 10-Q for the quarter ended September 30, 2010. As such, please revise your financial statements in an amendment to your Form 10-Q for the quarter ended September 30, 2010. Please correspondingly revise any related disclosures throughout the filing. In doing so, please also address the following:
   • Please include the financial statement disclosures required by FASB ASC 250-10-45-23 and 250-10-50-7;

- Please disclose in the appropriate sections of your Form 10-Q/A the impact this restatement had on your original conclusions regarding the effectiveness of your disclosure controls and procedures as of September 30, 2010;
- Ensure that you include certifications that are currently dated and refer to the Form 10-Q/A.

Sales, page 28

7. We note disclosures here and elsewhere in your Form 10-K that you are continuing to try to reach an agreement with Benchmark for minimum technology fees that are payable under the exclusive license and distribution agreement. With a view toward disclosure in future filings, please provide us additional context to understand the nature of this issue. For example, was the amount of the fees not provided for in the original agreement? What is the consequence if you are unable to agree on these fees? Would the agreement be terminable by either party?

Loans and Promissory Notes, page 32; 3. Notes Payable, page F-10

8. We note the disclosure that IET entered into a promissory note agreement on April 12, 2010 and that the loan is in default although both parties are operating under a mutually acceptable informal extension. If IET is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, IET should provide a written description of the contract as an exhibit in its next quarterly report on Form 10-Q or in a Form 8-K. For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website at http://www.sec.gov.

Going concern, page 33

9. Please tell us, with a view toward disclosure in future filings, how long you would expect to be able to continue your operations with the cash you have on hand, assuming no additional sales of common stock or third party financing were available. Please confirm that you will include disclosures of this type in future filings where you have a going concern opinion.

Item 9A – Controls and Procedures, page 35

10. Please amend your Form 10-K to include management's annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K. Note that this requirement is in addition to the disclosure of management's conclusions regarding the effectiveness of disclosure controls and procedures required by Item 307 of Regulation S-K. As it does not appear that you are an accelerated filer, you need not include the attestation report of your accounting firm that would otherwise be required by Item 308(b) of Regulation S-K.

11. We note that management concluded that your disclosure controls and procedures were not effective as of the end of your most recent fiscal year. Please elaborate on the reason for this conclusion. Describe in more detail the nature of the ineffective disclosure controls and procedures and the new control objective that was added in response to this conclusion.

Duties, Responsibilities and Experience, page 37

12. Discuss briefly in future filings for each director or person nominated or chosen to become a director the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for IET at the time that the disclosure is made in light of IET's business and structure. See Item 401(e)(1) of Regulation S-K.

Audit Committee and Financial Expert, page 40

13. We note your disclosure that you did not have a financial expert during 2010. In future filings, if you do not have a financial expert, please explain why you do not have a financial expert. Please see Item 407(d)(5)(i)(C) of Regulation S-K.

Item 13 - Certain Relationships and Related Transactions . . ., page 46

14. Please tell us, with a view toward disclosure in future filings, the approximate dollar amount involved in your agreement with Benchmark during fiscal 2009 and 2010 as well as the approximate dollar value of Messrs. Kinsey's and Harry's interests in the transactions as required by Item 404(a)(3) and (4) and 404(d) of Regulation S-K.

Director Independence, page 46

15. Identify in future filings each independent director.

Signatures, page 49

16. IET's principal financial officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) of General Instruction D(2) to Form 10-K, and revise in future filings.

Exhibit 31

17. Item 601(b)(31) of Regulation S-K specifies that the certification must be exactly as set forth in the item. We note that you changed the word "registrant's" to the words "small

business issuer's" in paragraphs 4(c), 4(d), 5, 5(a), and 5(b) here and in the quarterly report on Form 10-Q for the quarter ended March 31, 2011. Further, you omitted the phrase "The registrant's other certifying officer(s) and" and changed the word "our" to the word "my" in paragraph 5 here and in the quarterly report on Form 10-Q for the quarter ended March 31, 2011. Please revise in future filings.

Exhibits 31 and 32

18. We note the references to quarterly report on Form 10-K rather than to annual report on Form 10-K. Please revise in future filings.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

19. We note that at the end of 2010 you determined that your sales of EcaFlo equipment were being impacted due to the economic recession and because your customers were experiencing certain capital expense restrictions in their own operations, and you developed a new business model to address this situation. Please disclose in future filings your revenue recognition policy which addresses how you recognize revenue for traditional and dealer/distributor sales as well as how you recognize revenue to your systems service agreements.

Condensed Consolidated Balance Sheets, page 2

20. The column heading of your December 31, 2010 balance sheet indicates that these amounts have been audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not refer to them as being audited. Please ensure that you refer both the December 31, 2010 and March 31, 2011 balance sheets as unaudited.

21. Total assets as presented on your December 31, 2010 balance sheet are $414,265, while total liabilities and shareholders' deficiency are $714,151. Please tell us what consideration you have given to amending your March 31, 2011 Form 10-Q to present a balance sheet that balances total assets to total liabilities and shareholders' deficiency. If you determine that an amendment is necessary, please also address the following:
   - Please include the financial statement disclosures required by FASB ASC 250-10-45-23 and 250-10-50-7;
   - Please disclose in the appropriate sections of your Form 10-Q/A the impact this restatement had on your original conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2011;
   - Ensure that you include certifications that are currently dated and refer to the Form 10-Q/A; and
   - Whether an Item 4.02 Form 8-K should be filed.

Mr. Thomas S. Gifford
Integrated Environmental Technologies, Ltd.
June 16, 2011
Page 6

<u>Evaluation of Disclosure Controls and Procedures, page 16</u>

22. We note the disclosure that IET's chief executive officer and principal financial officer concluded that its disclosure controls and procedures are effective "in timely alerting him to material information relating to us…and in ensuring that information required to be disclosed by us…is accumulated and communicated to our management…to allow timely decisions regarding required disclosure." This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that IET's chief executive officer and principal financial officer concluded that its disclosure controls and procedures are effective in ensuring that the information the company must disclose in its filings is recorded, processed, summarized, and reported within the time periods specified by our rules and forms and that the information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, to allow timely decisions regarding required disclosure. Please confirm this to us and revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief